UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-35126

21Vianet Group, Inc.

Guanjie Building, Southeast 1st Floor
10# Jiuxianqiao East Road

Chaoyang District

Beijing 100016

The People’s Republic of China

(86 10) 8456 2121

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

The unaudited interim condensed consolidated financial statements of 21Vianet Group, Inc. for the six months ended June 30, 2019 and 2020 and as of June 30, 2020 and related notes attached as exhibit 99.1 to this current report on Form 6-K are hereby incorporated by reference into the Registration Statement on Form F-3 of 21Vianet Group, Inc. (File No. 333-240044), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

21Vianet Group, Inc.

By	:	/s/ Sharon Xiao Liu
Name	:	Sharon Xiao Liu
Title	:	Chief Financial Officer

Date: August 24, 2020

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Interim Condensed Consolidated Financial Statements of 21Vianet Group, Inc.